Exhibit 99.1

BLADEX YEAR-TO-DATE 2015 NET INCOME REACHED $49.1 MILLION (+11% YEAR-ON-YEAR), OR $1.26 PER SHARE, AS 2Q15 NET INCOME TOTALED $20.2 MILLION (-30% QoQ, -2% YoY), YTD RETURN ON AVERAGE STOCKHOLDER’S EQUITY REACHED 10.6% (+0.5 pts YoY)

PANAMA CITY, REPUBLIC OF PANAMA, July 15, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter and half-year ended June 30, 2015.

Second Quarter and Half-Year 2015 Highlights

Reported results:

•	Bladex’s year-to-date 2015 Net Income totaled $49.1 million (+11% year-on-year), driven by a 7% increase in net interest income on higher average loan portfolio balances (+6%), with increased provisions from portfolio balances growth as credit quality remains strong. Expenses were 3% below prior year levels.

•	Fees and Other Income reached $6.5 million in 6M15, (-33% year-on-year), as mandated transactions in the structuring and syndication business continue in progress towards closings in the coming months. The pipeline of prospective transactions remains solid.

•	The second quarter 2015 Net Income reached $20.2 million, -2% year-on-year, mainly due to lower structuring/syndication fees. 2Q15 Net Income was 30% below prior quarter levels, impacted by higher credit provisions on increased lending activity, with a 4% quarter-on-quarter growth in the Commercial Portfolio ending balances, which positions the Bank for revenues growth in the coming quarters. Income from non-core activities was negatively impacted by the quarterly results from the participation in investment funds, while remaining marginally positive for the 6M15 period.

Key performance metrics:

•	The Bank’s first half 2015 annualized return on average equity (“ROAE”) reached 10.6% versus 10.1% in 6M14. Excluding non-core results, Business ROAE was 10.5% year-to-date, and 9.6% for 2Q15 (-0.7 pts year-on-year and -1.9 pts quarter-on-quarter, respectively).

•	Net interest spread and net interest margin remained unchanged for 6M15 at 1.65% and 1.81%, respectively, as higher average loans and improved funding costs (-7 bps) helped offset the 4 bps decrease in average lending rates.

•	The Bank’s year-to-date Efficiency Ratio and the Business Efficiency Ratio both improved to 33%, versus 36% and 34% in 6M14 respectively, as operating revenues increased 6% and operating expenses decreased 3%.

Credit Growth & Quality:

•	End-of-period Commercial Portfolio balances totaled $7.4 billion as of June 30, 2015 (+7% year-on-year; +4% quarter-on-quarter), while average Commercial Portfolio balances in 6M15 reached $7.1 billion on (+5% year-on-year).

•	Credit quality remained healthy with a ratio of 0.30% of non-accruing loans to total loan portfolio balances as of June 30, 2015, while the ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.23% (+5 bps year-on-year, unchanged quarter-on-quarter). The ratio of allowance for credit losses to non-accruing loans was 4.4 times as of June 30, 2015.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M15	6M14	2Q15	1Q15	2Q14
Key Income Statement Highlights
Operating revenues	$78.5	$73.7	$36.3	$42.2	$37.2
Operating expenses	$25.6	$26.4	$12.6	$13.0	$12.9
Business Net Income (1)	$48.8	$47.0	$22.5	$26.4	$22.9
Non-Core Items (2)	$0.3	$(2.8)	$(2.2)	$2.5	$(2.2)
Net Income attributable to Bladex Stockholders (3)	$49.1	$44.2	$20.2	$28.8	$20.7
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.26	$1.14	$0.52	$0.74	$0.54
Return on Average Equity (“ROAE”)	10.6%	10.1%	8.6%	12.6%	9.3%
Business ROAE (5)	10.5%	10.7%	9.6%	11.5%	10.3%
Business Return on Average Assets	1.25%	1.29%	1.16%	1.35%	1.24%
Net Interest Margin ("NIM")	1.81%	1.81%	1.79%	1.84%	1.84%
Net Interest Spread ("NIS")	1.65%	1.65%	1.63%	1.68%	1.67%
Efficiency Ratio	33%	36%	35%	31%	35%
Business Efficiency Ratio (6)	33%	34%	33%	33%	32%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,411	$6,901	$7,411	$7,093	$6,901
Treasury Portfolio	$349	$376	$349	$393	$376
Total Assets	$8,308	$7,679	$8,308	$7,955	$7,679
Market capitalization	$1,254	$1,147	$1,254	$1,276	$1,147
Tier 1 Basel I Capital Ratio (7)	15.4%	15.2%	15.4%	16.2%	15.2%
Leverage (times) (8)	8.7	8.6	8.7	8.4	8.6
Liquid Assets / Total Assets (9)	11.6%	9.6%	11.6%	11.6%	9.6%
Non-accruing loans to total loans, net of discounts	0.30%	0.06%	0.30%	0.32%	0.06%
Allowance for credit losses to Commercial Portfolio	1.23%	1.18%	1.23%	1.23%	1.18%
Allowance for credit losses to non-accruing loan balances (times)	4.4	20.3	4.4	4.2	20.3

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CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Second Quarter and Half-Year 2015 results: “It is fair to say that market expectations regarding 2015 economic growth dynamics in Latin-America have largely not been met so far, with GDP growth even trailing 2014 levels. Nevertheless, we see Bladex´s performance remain quite robust, tracking ahead of prior year cumulated results for the first half.  We continue to make headway in increasing the diversification of our portfolio exposures, across countries, industry sectors and our growing client base. A generally observed flight-to-quality towards higher quality risk exposures – in essence, towards the type of exposures that characterize Bladex – continues to provide for a tough competitive environment, reflected in persistent margin pressure. Hence, we continue to privilege margin stability over volume growth. On the flip-side, though, credit quality remains strong, and operating expenses continue to track lower, providing a good basis to continue our approach too carefully, and moderately grow our interest revenue base, while devoting attention and resources to further developing the fee income side.

And this is where we actually see tangible progress, even as fee income numbers are still tracking behind prior-year levels at this point. While a year ago we had an overhang of 2013 mandates that were completed in the first months of 2014, the mandates being worked on by our syndications & distribution team at this time look to come to fruition in the second half of the year, for a variety of client-driven reasons. On the basis of the existing pipeline of prospective transactions, we continue to expect to see year-on-year revenue expansion in this area for the full year 2015. Meanwhile, we are seeing increased activity in our letters of credit and contingencies business, as a result of organizational changes and workflow improvements that we expect will continue to bear fruit.

We have yet to see, if and how market conditions may be impacted by ongoing events in Europe, Asia and elsewhere, but what we can ensure is that Bladex remain vigilant and at-the-ready to swiftly react to any changes in our operating environment, big or small. Bladex´s robust capitalization levels, prudent liquidity management and its diversified funding base provide the necessary foundations to be able to weather potential adverse conditions, as unlikely as they may seem, and to seize the opportunities that will inevitably arise in this complex environment. This leads us to view our prospects over the coming quarters with caution, yes, but not without optimism.” Mr. Amaral concluded.

RECENT EVENTS

▪	Bond issuance under the Bank’s EMTN Program: On April 30, 2015, the Bank announced the issuance of a US$350 million bond, the Bank’s second 144A/Reg S transaction after its debut in 2012. The bonds, which mature in 2020, pay a fixed rate coupon of 3.25%. The issue was substantially oversubscribed and placed with global institutional and retail investors.

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▪	Quarterly dividend payment: At the Board of Director’s meeting held July 13, 2015, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2015. The dividend will be paid on August 4, 2015, to stockholders registered as of July 27, 2015.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items include: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), other expenses related to investment funds, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2015, Bladex had disbursed accumulated credits of approximately $225 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 16, 2015 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 35883906.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

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